August 11, 2023

FILED VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Cutler Investment Trust

File Nos. 033-52850; 811-07242

Ladies and Gentleman:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 we are filing preliminary copies of proxy materials, including a Shareholder Letter, Notice of Special Meeting and Proxy Statement, and Proxy Card to be furnished to shareholders of the Cutler Equity Fund series of Cutler Investment Trust, in connection with a Special Meeting of Shareholders scheduled to be held on October 10, 2023.

If you have any questions or comments concerning this filing, please call Cassandra Borchers at (513) 352-6632.

Very truly yours,

/s/ Jen Merchant

Jen Merchant

Secretary

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com